UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of October 22, 2009

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

7 Reid Street

4th Floor

Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

10.1	Implementation Agreement, dated as of October 8, 2009, among Brookfield Infrastructure L.P., Brookfield Asset Management Inc. and Babcock & Brown Infrastructure Limited, among others

10.2	Amended and Restated Allocation Agreement, dated as of October 20, 2009, among the Registrant, Brookfield Asset Management Inc., Brookfield Infrastructure L.P. and BIP Bermuda Holdings I Limited

10.3	Sub-Underwriting Agreement, dated as of October 7, 2009, among Brookfield Asset Management Inc., Brookfield Infrastructure L.P., Macquarie Capital Advisers Limited and Credit Suisse (Australia) Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Dated:	October 22, 2009	By:	/S/ GREG MORRISON
		Name:	Greg Morrison
		Title:	Vice President